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Jerome Foods, Inc.
(d/b/a The Turkey Store Company)
and Subsidiaries
Consolidated Financial Statements as of
February 26, 2000 and February 27, 1999
Together With Report of
Independent Public Accountants

Jerome Foods, Inc.
(d/b/a The Turkey Store Company)
and Subsidiaries
Consolidated Financial Statements and
Supplemental Consolidating Exhibits as of
February 26, 2000 and February 27, 1999

Report of Independent Public Accountants

To the Stockholders and Board of Directors
of Jerome Foods, Inc. (d/b/a The Turkey Store Company):

We have audited the accompanying consolidated balance sheets of Jerome Foods, Inc. (d/b/a The Turkey Store Company) (a Wisconsin corporation) and Subsidiaries as of February 26, 2000 and February 27, 1999, and the related consolidated statements of operations, stockholders' investment and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jerome Foods, Inc. (d/b/a The Turkey Store Company) and Subsidiaries as of February 26, 2000 and February 27, 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                      ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  April 18, 2000

JEROME FOODS, INC. (d/b/a The Turkey Store Company) AND SUBSIDIARIES

Consolidated Balance Sheets

(In Thousands, Except Share Information)

	February 26, 2000	February 27, 1999
ASSETS
Current Assets:
Cash and cash equivalents	$7,263	$3,917
Trade accounts receivable, less allowance for doubtful accounts of $120	27,113	21,710
Prepaid income taxes	2,869	1,251

	37,245	26,878
Inventories:
Turkey breeding and growing flocks and eggs	27,434	27,641
Feed ingredients, supplies and other	8,990	9,960
Processed turkeys and further-processed turkey products	4,898	6,448

Total inventories	41,322	44,049
Other current assets	13,991	14,909

Total current assets	92,558	85,836
Investments in and Advances to Affiliates	6,099	7,936
Property and Equipment:
Land and buildings	92,169	86,945
Machinery and equipment	110,291	97,182
Accumulated depreciation	(121,095)	(113,279)

Net property and equipment	81,365	70,848

Total assets	$180,022	$164,620

LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
Notes payable	$6,000	$9,500
Current maturities of long-term debt	556	1,409
Accounts payable	17,176	14,780
Accrued liabilities:
Salaries, wages and benefits	12,334	12,149
Other	7,256	9,113

Total current liabilities	43,322	46,951
Long-Term Debt, less current maturities	20,745	25,014
Deferred Income Taxes and Other	16,751	14,707

Total liabilities	80,818	86,672

Minority Interest	3,326	3,921
COMMITMENTS AND CONTINGENCIES (NOTES 2, 5 AND 8)
Stockholders' Investment:
Common stock, $.10 par value, 2,100,000 shares authorized; 1,302,900 and 1,302,479 shares issued and outstanding	130	130
Additional paid-in capital	10,071	10,280
Retained earnings	85,677	63,617

Total stockholders' investment	95,878	74,027

Total liabilities and stockholders' investment	$180,022	$164,620

The accompanying notes are an integral part of these consolidated financial statements.

JEROME FOODS, INC. (d/b/a The Turkey Store Company) AND SUBSIDIARIES

Consolidated Statements of Operations

(In Thousands)

	Years Ended
	February 26, 2000	February 27, 1999
Net sales	$332,941	$327,417
Cost of sales	214,241	213,116

Gross profit	118,700	114,301
Operating expenses:
Selling, marketing and distribution	62,132	57,922
General and administrative	15,706	15,908
Employee stock ownership and profit-sharing plan contributions	3,443	2,980
Foreign operations asset impairment charge	—	3,198

Total operating expenses	81,281	80,008

Income from operations	37,419	34,293
Other income (expense):
Interest, net	(276)	(2,838)
Foreign exchange gain (loss)	281	(2,322)
Equity in losses of unconsolidated affiliates	(785)	(914)
Minority interest	596	1,017
Income before income taxes	37,235	29,236
Provision for income taxes	15,175	12,100

Net income	$22,060	$17,136

The accompanying notes are an integral part of these consolidated financial statements.

JEROME FOODS, INC. (d/b/a The Turkey Store Company) AND SUBSIDIARIES

Consolidated Statements of Stockholders' Investment

(In Thousands, Except Share Information)

	Common Stock
			Additional Paid-In Capital	Retained Earnings	Total Stockholders' Investment
	Shares	Amount
Balance, February 28, 1998	1,350,814	$136	$14,357	$46,481	$60,974
Repurchase, retirement and transfer of stock from ESOP and 401(k) plan	(75,152)	(8)	(4,853)	—	(4,861)
Issuance of stock to ESOP and 401(k) plan	26,817	2	776	—	778

Net income	—	—	—	17,136	17,136

Balance, February 27, 1999	1,302,479	130	10,280	63,617	74,027
Repurchase, retirement and transfer of stock from ESOP and 401(k) plan	(9,258)	(1)	(895)	—	(896)
Issuance of stock to ESOP	9,679	1	686	—	687

Net income	—	—	—	22,060	22,060

Balance, February 26, 2000	1,302,900	$130	$10,071	$85,677	$95,878

The accompanying notes are an integral part of these consolidated financial statements.

JEROME FOODS, INC. (d/b/a The Turkey Store Company) AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In Thousands)

	Years Ended
	February 26, 2000	February 27, 1999
Operating Activities:
Net income	$22,060	$17,136
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,333	9,871
Deferred income taxes	(914)	(2,377)
Equity in loss of unconsolidated affiliate	785	914
Minority interest	(596)	(1,017)
Change in operating items:
Trade accounts receivable	(5,403)	1,632
Prepaid income taxes	(1,617)	299
Inventories	2,727	698
Other current assets	520	(3,900)
Accounts payable	2,396	(914)
Accrued liabilities and other	1,682	7,341

Net cash provided by operating activities	31,973	29,683
Investing Activities:
Purchases of property and equipment, net	(20,797)	(13,881)
Other	1,001	743

Net cash used in investing activities	(19,796)	(13,138)
Financing Activities:
Borrowings on line of credit	500	16,500
Repayments on line of credit	(4,853)	(31,325)
Proceeds from issuance of long-term debt	10,426	13,325
Repayment of long-term debt	(14,695)	(9,953)
Repurchase and retirement of stock	(896)	(4,861)
Employee stock ownership plan and 401(k) contributions	687	778

Net cash used in financing activities	(8,831)	(15,536)
Net increase in cash and cash equivalents	3,346	1,009
Cash and cash equivalents, beginning of year	3,917	2,908
Cash and cash equivalents, end of year	$7,263	$3,917

The accompanying notes are an integral part of these consolidated financial statements.

JEROME FOODS, INC. (d/b/a The Turkey Store Company) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 26, 2000 and February 27, 1999

(In Thousands, Except Share Information)

1. Description of Business:

    Jerome Foods, Inc. (d/b/a The Turkey Store Company) and subsidiaries (the Company) are principally engaged in the production, processing and sale of turkeys and turkey products. The Company uses a 52- to 53-week fiscal year ending on the last Saturday in February.

    On March 1, 1998, the Company changed its business use name from Jerome Foods, Inc. to The Turkey Store Company. While the Company did not legally change its name, The Turkey Store Company name is now commonly used for internal and external purposes.

2. Summary of Significant Accounting Policies:

Principles of Consolidation

    The consolidated financial statements include the accounts of Jerome Foods, Inc. (d/b/a The Turkey Store Company) (a Wisconsin corporation) and its majority-owned subsidiaries, including its Mexican subsidiary, Jerome-Mezoro, S.A. de C.V. (Jerome-Mezoro). All significant intercompany accounts and transactions have been eliminated in consolidation.

    Investment in unconsolidated affiliate represents an investment in Indykpol, S.A. (Indykpol), a turkey and other poultry grower and processor located in Poland, in which the Company has a 41 percent ownership interest and which is accounted for under the equity method (see Note 7).

    These investments are included as part of the Company's consolidated financial statements as of December 31, 1999, the date of the investment companies' year-ends.

Cash and Cash Equivalents

    Cash and cash equivalents include investments convertible into known amounts of cash which have original maturities of three months or less.

Inventories

    The Company uses the last-in, first-out method of determining inventory cost for substantially all inventories. Under the first-in, first-out method of inventory costing, inventories would have increased by $3,432 and $3,038 at February 26, 2000 and February 27, 1999, respectively.

Property and Equipment

    Property and equipment are stated at cost. Depreciation is provided principally using the straight-line method over the estimated useful lives of the related assets for financial reporting purposes and, in certain instances, on an accelerated basis for income tax reporting purposes. Estimated useful lives used for computing depreciation are as follows:

Years
Buildings	10-30
Machinery and equipment	3-8

Derivatives and Other Financial Instruments

    In connection with the purchasing of feed ingredients, the Company enters into commodities futures contracts and put and call option agreements. Derivatives and financial instruments which do not qualify as hedges under hedge accounting rules are "marked to market," and realized and unrealized gains and losses are recognized currently in cost of sales. Derivatives and financial instruments which qualify as hedges under hedge accounting rules are included as a cost of the underlying inventory and relieved to cost of sales as the inventory is sold.

    As of February 26, 2000, the Company sold futures contracts with notional amounts totaling 4.5 million bushels of corn, which expire between May 2000 and March 2001. These financial instruments are part of the Company's commodity hedging strategy for committed ingredients. Total unrealized gains at February 26, 2000 of $511 have been recognized currently in the Company's results of operations.

    Additionally, as of February 26, 2000, the Company had open option contracts for approximately 13 million bushels of corn which represent the Company's expected corn purchases for the upcoming fiscal year. Market value for these option contracts approximated cost as of February 26, 2000, and no further cash payments are required. The Company intends to utilize these option contracts as a hedge against potential increases in the cost of feed. Option premiums are capitalized and amortized over the life of the contracts to the extent that the options qualify as anticipatory hedges.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 137 deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company believes that the adoption of SFAS No. 133 will not be significant.

Income Taxes

    The Company follows the liability method of accounting for income taxes whereby deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.

Foreign Currency

    At Jerome-Mezoro, the functional currency is the United States dollar. As such, cash and certain other monetary assets and liabilities (such as receivables and payables) are remeasured into U.S. dollars using current exchange rates. Revenues and expenses are remeasured into U.S. dollars at the average exchange rates in effect during the period. Nonmonetary assets, such as fixed assets, are remeasured into U.S. dollars using historical exchange rates. The resulting remeasurement adjustment and gains and losses from foreign currency transactions are reflected in the consolidated statements of operations.

    Effective January 1, 1998, Poland was no longer considered hyperinflationary. As a result, Indykpol translated fixed assets at the foreign exchange rate as of January 1, 1998. At December 31, 1999, all assets and liabilities were translated at the current rate. Equity is translated at historical exchange rates, and all revenues and expenses were translated using the average exchange rate for 1999. The effect of the translation was not significant.

Comprehensive Income

    The Company accounts for comprehensive income in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The effect of adoption and the current year impact were not significant to the Company.

Fair Value of Financial Instruments

    The Company has estimated fair values using available market information and appropriate valuation methods. Debt fair values were determined based on borrowing rates currently available to the Company and approximated carrying value at February 26, 2000 and February 27, 1999.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Reclassifications

    Certain amounts in the February 27, 1999 consolidated financial statements have been reclassified to conform to the February 26, 2000 presentation. These reclassifications had no effect on previously recorded net income or stockholders' investment.

3. Debt:

    Debt consists of the following:

	February 26, 2000	February 27, 1999
Unsecured bank lines of credit, variable interest rate (6.94 percent at February 26, 2000), due in June 2001	$15,250	$19,175
Unsecured bank line of credit, variable interest rate (6.73 percent at February 26, 2000), due in June 2000	6,000	9,500
Industrial Development Revenue Bonds, variable interest rate not to exceed 12 percent (4.3 percent at February 26, 2000), principal due in 2003, collateralized by a letter of credit	5,000	5,000
Other notes payable, interest rates range from 5 percent to 9 percent, due in varying installments through 2007	1,051	2,248

Total debt	27,301	35,923
Less Current maturities	(6,556)	(10,909)

Total long-term debt	$20,745	$25,014

    The Company has available unsecured bank lines of credit of $30,000 through June 2001. As of February 26, 2000, $4,992 of availability under the lines of credit is utilized for outstanding performance letters of credit. These letters of credit expire from June 2000 to December 2000. The Company also has an unsecured bank line of credit which provides for borrowings of up to $15,000 through June 2000. The bank line of credit contains variable and fixed interest rate options with interest payable monthly.

    The Industrial Development Revenue Bonds accrue interest at a variable rate, which can be converted to a fixed rate at the Company's option. All funds needed for redemption are guaranteed under a $5,475 irrevocable letter of credit, which expires in July 2000.

    Certain of the Company's debt agreements require, among other matters, the maintenance of specified financial ratios and prohibit the incurrence of certain types of debt, leases and merger or sale of assets. The Company was in compliance with all covenants at February 26, 2000.

    Future scheduled maturities of debt as of February 26, 2000 are as follows:

Fiscal year ending:	delete me
2001	$6,556
2002	15,288
2003	39
2004	5,042
2005	34
Thereafter	342

$27,301

4. Income Taxes:

    The components of the provision for income taxes consisted of the following:

	February 26, 2000	February 27, 1999
Current:
Federal	$13,972	$12,652
State	2,117	1,825
Deferred	(914)	(2,377)

	$15,175	$12,100

    A reconciliation between the statutory federal tax rate to the effective tax rate is as follows:

	February 26, 2000	February 27, 1999
Statutory federal income taxes	35.0%	35.0%
State income taxes, net of federal tax benefit	4.1	4.2
Foreign and other	1.7	2.2

	40.8%	41.4%

    The significant components of the deferred tax asset and liability accounts were as follows:

	February 26, 2000	February 27, 1999
Current deferred taxes:
Accruals and reserves not currently deductible	$2,317	$2,715
Noncurrent deferred taxes:
Cash versus accrual basis differences	$5,968	$6,319
Property basis differences	4,153	3,639
Other	(3,923)	(2,448)

Net noncurrent deferred tax liability	$6,198	$7,510

5. Commitments and Contingencies:

Independent Contractor Agreements

    The Company maintains agreements with independent contractors to assure a continuous supply of turkeys. The agreements require the Company to provide turkeys, feed, utilities, medication and technical assistance to the independent contractors. The Company constructs grower barns which, upon completion, are sold to a financial institution which leases the grower barns back to the Company. The Company subleases the grower barns to independent contractors who have the option at the end of seven years to purchase the grower barns. If an independent contractor declines to purchase its respective grower barn, the Company has the option to purchase the grower barn from the financial institution. The Company has classified these agreements as operating leases. Minimum future lease obligations as of February 26, 2000 are as follows:

Fiscal year ending:
2001	$1,495
2002	1,495
2003	1,495
2004	1,400
2005	803
Thereafter	659

$7,347

Stock Repurchase Agreement

    The Company has an agreement with a bank to guarantee the debts of one of the Company's stockholders. The maximum guarantee as of February 26, 2000 is $1,400.

Operating Leases

    The Company leases certain vehicles from independent third parties under various leases expiring through 2007. Rent expenses for the year ended February 26, 2000 and February 27, 1999 were approximately $1,073 and $743, respectively.

    Minimum future obligations under operating leases at February 26, 2000 are as follows:

2001	$1,100
2002	906
2003	837
2004	562
2005	418
Thereafter	387

$4,210

Litigation

    The Company is party to certain claims arising in the ordinary course of business. In the opinion of management, based upon the advice of legal counsel, the outcomes of such claims are not expected to be material to the Company's consolidated financial position or results of operations.

6. Asset Impairment:

    During fiscal year 1999, the Company decided to exit its broiler business in Mexico. As part of this exit process, the Company believes that certain assets related to the broiler business, primarily notes receivable from its joint venture partner, will not be realizable. The Company recorded a charge of $3,198 to reserve for these assets.

7. Investment in Unconsolidated Affiliate:

    The Company has a 41 percent interest in the outstanding common stock of Indykpol. In connection with this investment, the Company has recorded goodwill, which is being amortized over a period of 15 years. Accumulated amortization was $1,227 and $1,022 as of February 26, 2000 and February 27, 1999, respectively. The carrying value of the investment, including goodwill, was $7,716 and $7,408 as of February 26, 2000 and February 27, 1999, respectively, and is reflected as a component of investments in and advances to affiliates in the accompanying consolidated balance sheets. The results of operations and net assets of this entity were as follows for the years ended December 31:

	1999	1998
Results of operations:
Revenues	$64,251	$74,950
Operating expenses	(63,356)	(74,395)
Other expense, net	(1,850)	(2,336)

Net loss	$(955)	$(1,781)

Company's share of net loss, net of goodwill amortization and other	$(592)	$(872)
Net assets:
Current assets	$11,314	$13,787
Noncurrent assets	17,281	19,596
Current liabilities	(15,793)	(14,726)
Noncurrent liabilities	(5,319)	(9,430)

Equity	$7,483	$9,227

8. Employee Benefit Plans:

    The Company sponsors an employee stock ownership plan (ESOP) which enables eligible employees to acquire shares of the Company's common stock. The Company contributes annually to an employee stock ownership trust an amount determined by the Company's board of directors. For the years ended February 26, 2000 and February 27, 1999, contributions of $1,150 and $1,078, respectively, were approved. Of the shares issued to the ESOP since inception, 124,051 remain outstanding as of February 26, 2000.

    Company employees also participate in a profit-sharing plan with contributions made at the sole discretion of the Company's board of directors. For the years ended February 26, 2000 and February 27, 1999, the Company approved contributions of $2,313 and $1,902, respectively.

    The profit-sharing plan has a salary deferral provision covering substantially all employees who have completed six months of service and attained age 18. Employees may defer up to 15 percent of their eligible compensation, as defined. The Company matches 50 percent of an employee's contribution until the employee contributes 6 percent of eligible compensation. The Company contributed $845 and $778 during the years ended February 26, 2000 and February 27, 1999, respectively.

    The Company has a nonqualified 401(k) wrap-around plan, in which employees have the option to defer up to 15 percent of their compensation. As of February 26, 2000 and February 27, 1999, $2,240 and $1,288, respectively, was held by the Company for employees in this plan. The Company has agreed to provide a return to the employees equivalent to the return they would have received if they had invested in the Company's 401(k) plan. The Company also matches in cash at the same levels as the 401(k) plan. For the years ended February 26, 2000 and February 27, 1999, the Company charged to expense $636 and $345, respectively. The amount deferred and related return on investments held on behalf of the employees is payable upon separation of employment by the Company or over a period of five years at the discretion of the Company.

    The Company has an incentive plan for certain members of management which provides for phantom stock of the Company based on longevity and performance. The Company records awards as an expense and liability when vested, together with annual appreciation of the fair market value of the stock, as determined by independent appraisers. During the years ended February 26, 2000 and February 27, 1999, the Company recorded $2,667 and $1,106, respectively, of expense in relation to the phantom stock plans. As of February 26, 2000 and February 27, 1999, the Company had accrued $5,853 and $3,228, respectively, related to these plans. As of February 26, 2000 and February 27, 1999, the Company has 71,805 and 53,311 phantom shares outstanding, of which 55,005 and 47,071 were vested, respectively. Payment of the fair market value occurs upon the employee's termination or at the Company's discretion.

9. Supplemental Cash Flow Information:

    Supplemental cash flow information is as follows:

	February 26, 2000	February 27, 1999
Interest paid	$1,797	$2,980
Income taxes paid	18,821	12,496
Increase in property and minority interest through contribution of assets by minority partner	—	4,804

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Report of Independent Public Accountants
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholders Investment
Consolidated Statements of Cash Flows
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS